As filed with the Securities and Exchange Commission on June 27, 2022
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

                            OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to __________________

Commission file number: 1-9044

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE REALTY 401(k) PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
8711 River Crossing Boulevard
INDIANAPOLIS, INDIANA 46240

DUKE REALTY 401(k) PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Duke Realty 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of assets available for plan benefits of the Duke Realty 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in assets available for plan benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2021 and 2020, and the changes in assets available for plan benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 1994.
Indianapolis, Indiana
June 27, 2022

DUKE REALTY 401(k) PLAN
Statements of Assets Available for Plan Benefits
December 31, 2021 and 2020
	2021	2020
Assets held by trustee:
Investments, at fair value:
Common stock	$52,761,294	$33,735,330
Common/Collective Trust	486,907	—
Money market funds	4,039,408	4,562,849
Mutual funds	125,722,483	115,318,298
Participant directed brokerage account	21,328,622	18,551,156
Total investments	204,338,714	172,167,633
Receivables:
Employer discretionary contribution	1,006,371	716,132
Notes receivable from participants	737,121	842,883
Unsettled trades	32,960	—
Total receivables	1,776,452	1,559,015

Assets available for plan benefits	$206,115,166	$173,726,648
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Statement of Changes in Assets Available for Plan Benefits
Year ended December 31, 2021
2021
Investment income:
Interest and dividends	$11,506,965
Net appreciation in fair value of investments	30,682,525
Net Invest Gain/Loss - Com./Coll. Trust	1,047
Total investment income	42,190,537
Interest income on notes receivable from participants	43,129
Contributions:
Employer discretionary	1,006,371
Employer matching of salary deferral	1,441,378
Participants’ salary deferral	4,582,499
Participants’ rollover	663,421
Total contributions	7,693,669
Total additions	49,927,335
Deductions from assets attributed to:
Administrative fees	38,924
Benefits paid to participants	17,499,893
Total deductions	17,538,817
Net increase	32,388,518
Assets available for plan benefits:
Beginning of year	173,726,648
End of year	$206,115,166
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020
(1)Description of Plan
The following description of the Duke Realty 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)    General
The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older. Employees are eligible to participate in the Plan on the first day of the calendar month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Associate Benefits Committee is responsible for oversight and administration of the Plan, as appointed by the Compensation and Human Capital Committee of the Board of Directors of Duke Realty Corporation. The Associate Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Compensation and Human Capital Committee. Fidelity serves as the recordkeeper of the Plan.
(b)    Contributions
Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percentage that may be contributed, not to be less than 1% and not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including a number of mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches 50% of participant contributions annually up to 6% of total compensation. The Employer matching contribution is limited to a participant’s first $290,000 of compensation. In accordance with the Plan document, this contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice. The Employer declared a discretionary contribution of $1,006,371 in 2021 (paid in 2022) and $716,132 in 2020 (paid in 2021).
(c)    Participant Accounts
Each participant’s account is credited (debited) with the participant’s contribution and Employer matching contribution, as well as allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)    Vesting
Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions, and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(e) Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment periods may not exceed five years except for the loans used to acquire a principal residence, in which case the repayment period may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, and range from 4.25% to 6.50% at December 31, 2021 and have maturities from January 2022 through February 2031. Principal and interest is paid ratably through payroll deductions.
(f)    Benefits
Upon retirement, death, disability or other termination of employment, a participant’s vested account balance is to be distributed in a single lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.
(g)    Forfeitures
Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2021 and 2020, Employer contributions were reduced by $63,000 and $64,000, respectively, from forfeited non-vested accounts. As of December 31, 2021 and 2020, there are $11,187 and $10,960, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.
(h)    Plan Amendment
The Plan was amended effective January 1, 2020 to incorporate changes prescribed by the Coronavirus Aid, Relief, and Economic Security Act of 2020 and Setting Every Community Up for Retirement Enhancement Act of 2019, including updating the minimum distribution age from 70 ½ to 72 and waiving the 2020 required minimum distributions.

(2)    Summary of Significant Accounting Policies
(a)    Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b)    Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
(c)    Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Associate Benefit Committee determines the Plan's valuation policy utilizing information provided by the investment advisers and custodian. See note 5 for discussion of fair value measurements.
Net appreciation in fair value of investments is reflected in the statement of changes in assets available for plan benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)     Benefit Payments
    Benefits are recorded when paid.

(e)    Administrative Expenses
In 2021 and 2020, portfolio advisory service fees, service withdrawal fees, participant loan origination fees, participant loan maintenance fees, employer stock trustee fees, and employer stock sale/purchase fees were charged to participant’s accounts as incurred and all remaining usual and reasonable expenses of the Plan were paid by the Company.
(f)    Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
(3)    Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.
(4)    Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain tax positions taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2018.
(5)    Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2021 and 2020.
Money market funds and equity securities (including Duke Realty Stock): Valued at the closing price reported on the active market on which the individual investments are traded.
Mutual Funds: Valued at closing price reported on the active market on which the individual funds are traded. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities & Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed actively traded. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments.
Common/Collective Trust: The Managed Income Portfolio (MIP CL 1) is comprised of fully benefit-responsive investment contracts, fixed income securities, and money market funds that is valued at the net asset value of units of the collective trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2021 and 2020, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements Using Input
	Type as of December 31
	2021	2020
Level 1:
Duke Realty Stock	$52,761,294	$33,735,330
Money Market Funds	4,039,408	4,562,849
Mutual Funds	125,722,483	115,318,298
Self-directed brokerage funds	21,328,622	18,551,156
	$203,851,807	$172,167,633

Level 2: Common/Collective Trust	$486,907	$—
Level 3:	$—	$—

Total	$204,338,714	$172,167,633

(6)    Party-in-Interest Transactions
The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Government Money Market Portfolio, Fidelity Balanced Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation‑Protected Bond Fund, Fidelity International Index Fund, and Fidelity Total Market Index Fund. Participant loans are made with individual participants of the Plan, and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party-in-interest transactions.
(7)    Concentrations
At December 31, 2021 and 2020, approximately 26% and 20%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.
(8)    Risks and Uncertainties
The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.
(9)    Subsequent Events:

The Plan has evaluated subsequent events through June 27, 2022, the date the financial statements were available to be issued. Subsequent to December 31, 2021, a merger agreement was entered into by which the Plan Sponsor will be acquired by Prologis. The transaction, which is currently expected to close in the fourth quarter of 2022, is subject to the approval of Prologis and the Plan Sponsor shareholders and other customary closing conditions. At this time, there is no known impact or change to the continuation of the Plan.

(10)    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for plan benefits according to the financial statements as of December 31, 2021 and 2020, to the Form 5500:

	2021	2020

Assets available for plan benefits per the financial statements	$206,115,166	$173,726,648
Contract to Fair Value Cerification - MIP Class I fund	4,333	—
Certain deemed distributions of participant loans	(90,279)	(86,253)
	$206,029,220	$173,640,395

The following is a reconciliation of the net increase per the financial statements and the net income per the Form 5500 for the year ended December 31, 2021:

2021

Change in certain deemed distributions of participant loans	$(4,026)
Change in contract to Fair Value Cerification - MIP Class I fund	4,333
Net increase per the financial statements	32,388,518

$32,388,825

Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant (deemed loans). Amounts associated with deemed loans are included in the asset balance reported in the financial statements at December 31, 2021 and 2020, but are removed from the assets reported on the Form 5500.

DUKE REALTY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
Party-in-			Current
interest	Identity	Description of investment	value
	Common Stock:
*	Duke Realty Corporation	Common stock	$52,761,294
	Money market funds:
*	Fidelity	Fidelity Government Money Market Portfolio	4,039,408
	Common/Collective Trust
*	Fidelity	MIP CL 1	486,907
	Mutual funds:
	American Funds	American Funds Euro Pacific Growth Fund	7,412,679
*	Fidelity	Fidelity Balanced Fund - Class K	4,846,451
*	Fidelity	Fidelity Freedom 2005 Fund - Class K	215,629
*	Fidelity	Fidelity Freedom 2010 Fund - Class K	191,850
*	Fidelity	Fidelity Freedom 2015 Fund - Class K	224,821
*	Fidelity	Fidelity Freedom 2020 Fund - Class K	2,767,299
*	Fidelity	Fidelity Freedom 2025 Fund - Class K	4,232,837
*	Fidelity	Fidelity Freedom 2030 Fund - Class K	4,600,014
*	Fidelity	Fidelity Freedom 2035 Fund - Class K	3,551,525
*	Fidelity	Fidelity Freedom 2040 Fund - Class K	2,851,213
*	Fidelity	Fidelity Freedom 2045 Fund - Class K	3,567,462
*	Fidelity	Fidelity Freedom 2050 Fund - Class K	3,259,035
*	Fidelity	Fidelity Freedom 2055 Fund - Class K	1,882,496
*	Fidelity	Fidelity Freedom 2060 Fund - Class K	612,280
*	Fidelity	Fidelity Freedom 2065 Fund - Class K	189
*	Fidelity	Fidelity Freedom Income Fund - Class K	457,628
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,603,325
*	Fidelity	Fidelity International Index Fund	3,008,631
*	Fidelity	Fidelity Total Market Index Fund	18,271,288
	Janus	Janus Small Cap Core Select Class	5,132,362
	John Hancock	John Hancock Disciplined Value Mid Cap Class I	7,918,417
	JPM	JPM Equity Income - R6	8,051,449
	Prudential	Prudential Total Return Bond Fund	7,292,729
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	26,663,065
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	6,107,809
			$125,722,483

	Participant directed brokerage account		21,328,622

*	Participant loans (interest rates ranging from 4.25% to 6.50% and maturities from January 2022 through February 2031.)		737,121
	Total		$205,075,835
*	Denotes exempt party-in-interest.

Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.
See accompanying report of independent registered public accounting firm.

Index to Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DUKE REALTY 401(k) PLAN

Date: June 27, 2022	/s/ Laura A. Sylak
Laura A. Sylak SVP, Human Resources Associate Benefits Committee